Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Bryan K. Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Properties Corporation

We have audited the accompanying consolidated financial statements of Brookfield Properties Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010, December 31, 2009 and January 1, 2009, and the consolidated statements of income, statements of comprehensive income, statements of changes in equity and statements of cashflow for the years ended December 31, 2010 and December 31, 2009, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010, December 31, 2009 and January 1, 2009, and its financial performance and its cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 7, 2011

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2010, Brookfield Properties Corporation’s internal control over financial reporting is effective.  There are no material weaknesses that have been identified by Management.

Brookfield Properties Corporation's internal control over financial reporting as at December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties Corporation’s consolidated financial statements for the year ended December 31, 2010, and as stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, expressed an unqualified opinion on the effectiveness of Brookfield Properties Corporation's internal control over financial reporting.

Richard B. Clark	Bryan K. Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Properties Corporation

We have audited the internal control over financial reporting of Brookfield Properties Corporation and its subsidiaries (the “Company”) as of  December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Inte rnal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 7, 2011 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 7, 2011

Consolidated Balance Sheets

December 31 (US Millions)	Note	Dec. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties
Commercial properties	6	$12,742	$9,524	$8,976
Commercial developments	6	1,050	469	1,039
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	7	1,285	934	2,087
Other jointly controlled entities	8	1,243	900	894
Investments in associates	10	18	15	10
Participating loan interests	11	411	―	―
Residential development inventories	12	―	797	718
Other non-current financial assets	13	1,022	583	―
		17,771	13,222	13,724
Current assets
Residential development inventories	12	―	438	478
Receivables and other assets	14	574	1,344	598
Restricted cash and deposits	15	42	39	64
Cash and cash equivalents		142	104	109
		758	1,925	1,249
Assets held for sale	16	1,891	312	296
Total assets		$20,420	$15,459	$15,269

Liabilities Non-current liabilities
Commercial property debt	17	$5,339	$4,525	$5,368
Residential development debt	18	―	19	55
Capital securities – corporate	19	1,038	1,009	882
Capital securities – fund subsidiaries		―	―	265
Other non-current financial liabilities	20	105	117	―
Other non-current liabilities	21	172	172	―
Deferred tax liabilities	23	366	486	555
		7,020	6,328	7,125
Current liabilities
Commercial property debt	17	1,922	626	661
Residential development debt	18	―	158	379
Accounts payable and accrued liabilities	22	659	468	484
		2,581	1,252	1,524
Liabilities associated with assets held for sale	16	749	174	217
Total liabilities		10,350	7,754	8,866

Equity
Preferred equity	24	848	304	45
Common equity	24	7,883	6,569	5,822
Total shareholders’ equity		8,731	6,873	5,867
Non-controlling interests	24	1,339	832	536
Total equity		10,070	7,705	6,403
Total liabilities and equity		$20,420	$15,459	$15,269

(1) Refer to Note 3 for effects of adoption of IFRS

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income

December 31 (US Millions, except per share amounts)	Note	2010	2009(1)
Revenue	25	$1,326	$1,156
Net operating income
Commercial property operations	25	729	690
Interest and other income	25	110	38
		839	728
Expenses
Interest
Commercial property debt		322	301
Capital securities – corporate		58	53
General and administrative		123	111
Depreciation		9	9
Income from continuing operations before gains (losses) and other items, fair value gains (losses), share of net earnings (losses) from equity accounted investments and income tax benefit		327	254
Gains (losses) and other items	26	(1)	124
Fair value gains (losses)	27	641	(354)
Share of net earnings (losses) from equity accounted investments	28	604	(490)
Income (loss) before income taxes		1,571	(466)
Income tax benefit	23	(6)	(61)
Income (loss) from continuing operations		1,577	(405)
Income from discontinued operations	16	109	163
Net income (loss)		$1,686	$(242)

Net income (loss) attributable to
Common shareholders		$1,552	$(220)
Non-controlling interests		134	(22)
		$1,686	$(242)
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$2.80	$(0.91)
Discontinued operations		0.22	0.38
		$3.02	$(0.53)
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$2.53	$(0.90)
Discontinued operations		0.20	0.38
		$2.73	$(0.52)

(1) Refer to Note 3 for effects of adoption of IFRS
See accompanying notes to the consolidated financial statements

Consolidated Statements of Comprehensive Income

Years ended December 31 (US Millions)	2010	2009(1)
Net income (loss)	$1,686	$(242)
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	281	360
Gains (losses) on hedges of net investments in foreign operations, net of income taxes of $23 million (2009 – nil)	(112)	(119)
Reclassification to earnings of net foreign exchange losses	―	3
	169	244
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes of $4 million (2009 – $1 million)	28	(2)
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges, net of income taxes of $5 million (2009 – nil)	(28)	1
	―	(1)
Other comprehensive income	169	243
Comprehensive income (loss)	$1,855	$1

Comprehensive income (loss) attributable to
Common shareholders	$1,698	$(31)
Non-controlling interests	157	32
	$1,855	$1

(1) Refer to Note 3 for effects of adoption of IFRS

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity

December 31 (US Millions)	Note	2010	2009(1)
Preferred equity
Balance, beginning of period		$304	$45
Proceeds from shares issued on share offering		544	259
Balance, end of period	24	$848	$304

Common equity
Common shares
Balance, beginning of period		$3,303	$2,274
Dividend reinvestment		3	5
Proceeds from shares issued on exercise of options		10	2
Proceeds from shares issued on share offering		―	1,022
Balance, end of period		3,316	3,303
Contributed surplus
Balance, beginning of period		10	4
Non-controlling interests repurchased		9	―
Stock-based compensation awards		6	6
Balance, end of period		25	10
Retained earnings
Balance, beginning of period		3,076	3,553
Net income (loss) attributable to common shareholders		1,552	(220)
Shareholder distributions
Preferred share dividends		(39)	(7)
Common share dividends		(282)	(250)
Non-controlling interests issued in excess of redemptions in connection with formation of Brookfield Office Properties Canada		(60)	―
Loss on issuance of non-controlling interests		(31)	―
Balance, end of period		4,216	3,076
Accumulated other comprehensive income (loss)
Balance, beginning of period		180	(9)
Other comprehensive income (loss) attributable to common shareholders		146	189
Balance, end of period	24	326	180
Total common equity	24	$7,883	$6,569

Total shareholders’ equity		$8,731	$6,873

Non-controlling interests
Balance, beginning of period		$832	$536
Net income (loss) attributable to non-controlling interests		134	(22)
Other comprehensive income attributable to non-controlling interests		23	54
Non-controlling interests issued		359	264
Non-controlling interests repurchased		(9)	―
Balance, end of period	24	$1,339	$832

Total equity		$10,070	$7,705

(1) Refer to Note 3 for effects of adoption of IFRS

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

December 31 (US Millions)	Note	2010	2009(1)
Operating activities
Net income (loss)		$1,686	$(242)
Share of undistributed net (earnings) losses from equity accounted investments		(561)	508
Fair value (gains) losses		(641)	337
Deferred income tax expense (benefit)		(39)	(113)
Gains and other items		―	(124)
Accretion of discount on loan receivable		(28)	―
Depreciation		12	12
Accretion of debt discount and transaction costs		6	7
Stock option and deferred share units grant expense	29	6	6
Initial direct leasing costs		(19)	(20)
(Increase) decrease in housing and land inventory		(26)	41
Working capital and other		(204)	(93)
		192	319
Financing activities
Commercial property debt arranged		619	296
Commercial property debt repayments		(268)	(284)
Corporate credit facilities arranged		168	212
Corporate credit facilities repayments		(268)	(439)
Land development debt arranged		388	60
Land development debt repayments		(92)	(375)
Other debt arranged		―	92
Non-controlling interests issued		144	4
Distributions to non-controlling interests		(1)	(20)
Common shares issued		―	1,016
Preferred shares issued		544	259
Preferred share dividends		(39)	(7)
Common share dividends		(282)	(250)
		913	564
Investing activities
Purchase of financial assets		(436)	(128)
Proceeds from sale of financial assets		100	―
Distributions from equity accounted investments		316	―
Investment in real estate joint ventures		(68)	―
Loans receivable from affiliate		(50)	(648)
Loans receivable repaid		―	20
Acquisitions of real estate	34	(437)	―
Disposition of real estate	34	21	16
Investment in Australian portfolio	5	(337)	―
Restricted cash and deposits		(3)	25
Capital expenditures – development and redevelopment		(103)	(100)
Capital expenditures – commercial properties		(70)	(73)
		(1,067)	(888)
Increase (decrease) in cash and cash equivalents		38	(5)
Cash and cash equivalents, beginning of period		104	109
Cash and cash equivalents, end of period		$142	$104

(1) Refer to Note 3 for effects of adoption of IFRS

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY
Brookfield Properties Corporation (“Brookfield” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America and Australia and develops residential land. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”) which owns 51% of the company’s voting shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BPO”. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance
The consolidated financial statements represent the first annual financial statements of the company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The company adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as discussed in Note 3.

(b)	Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period are described in Note 4.

(c)	Basis of consolidation
The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity and results of the company’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(d)	Investments in joint ventures and associates
(i)	Interests in joint ventures
A joint venture is a contractual arrangement pursuant to which the company and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The company reports its interests in jointly controlled entities using the equity method of accounting.  Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheets at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the joint ventures, less any identified impairment loss.  When the company’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the company discontinues recog nizing its share of further losses.  An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the company undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the company’s proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the consolidated financial statements and classified according to their nature.

Where the company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the company’s interest in the joint venture. Balances outstanding between the company and jointly controlled entities in which it has an interest are not eliminated in the consolidated balance sheets.

(ii)	Investments in associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the company’s consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheets at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the associates, less any identified impairment loss. When the company’s share of losses of an associate equals or exceeds its interest in that associate, the company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has inc urred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the company, profits and losses are eliminated to the extent of the company’s interest in the relevant associate. Balances outstanding between the company and associates are not eliminated in the consolidated balance sheets.

(e)	Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other sp ecific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The company considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the company has pre-leased space as of or prior to the start of the development and the lease requires the company to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on comple tion of such improvements.

Initial direct leasing costs incurred by the company in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Investment properties are reclassified to Assets held for sale when criteria set out in IFRS 5, “Non-current assets held for sale and discontinued operations” are met.

(f)	Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification, and; it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups are carried at the lesser of carrying amount and fair value less costs to sell. The profit or loss arising on reclassification or sale of a disposal group is recognized in discontinued operations.

(g)	Residential development inventories
Residential development inventories are recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. An impairment loss is recognized in net income when the carrying value of the land exceeds its net realizable value. Net realizable value is based on projections of future cash flows which take into account the specific development plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

The cost of residential development inventories includes borrowing costs directly attributable to projects under active development. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average capitalization rate for the company’s other borrowings to eligible expenditures. Borrowing costs are not capitalized on residential developments where no development activity is taking place. Residential development inventories are considered current assets when active development begins at which time they are classified as land under development or housing inventory; land held for development is considered non-current.

(h)	Taxation
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabi lities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(i)	Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

(j)	Foreign currencies
The financial statements are presented in U.S. dollars, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

(k)	Share-based payments
The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions is determined as the fair value of the options on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(l)	Revenue recognition

(i)	Commercial operations
The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractu al amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Residential operations
Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is ensured.

(iii)	Performance and management fee revenue
The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes management fees as earned. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

(m)	Financial instruments and derivatives
Derivative instruments are recorded in the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Participating loan notes	Loans and receivables	Amortized cost(2)
Non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
Derivative assets	FVTPL(1)	Fair value
Loans receivable	Loans and receivables	Amortized cost
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Equity installment receivable	Loans and receivables	Amortized cost
Residential receivables	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other liabilities	Amortized cost(2)
Residential development debt	Other liabilities	Amortized cost
Capital securities – corporate	Other liabilities	Amortized cost
Capital securities – fund subsidiaries	Other liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other liabilities	Amortized cost
U.S. Office Fund true-up obligation	Other liabilities	Amortized cost(1)
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

(1) Fair value through profit and loss (“FVTPL”)

(2) Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value

Certain of the company’s Class AAA preferred shares are presented as capital securities – corporate on the basis that they may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s common shares.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes, are recognized in fair value gains (losses) or general and administrative expense consistent with the underlying nature and purpose of the derivative instrument.

(n)	Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(o)	Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Investment in U.S. Office Fund

The company’s investment in the U.S. Office Fund (the “Fund”) is described in Note 7.  The critical judgments made in accounting for the Fund relate to the company’s determination that the venture is subject to joint control based on the rights assigned to the company and its joint venture partners under the joint venture agreement, the classification of certain of the investments in the venture as liabilities or equity, the identification of contractual provisions in the joint venture agreement that are accounted for separately as financial instruments under IAS 39, “Financial Instruments – Recognition and Measurement” (“IAS 39”), the measurement of the transactions related to the reorganization of the Fund which was completed in the second quarter of 2009 (the “reorganization”), and the classification of gains or losses resulting from reo rganization in earnings or equity, as well as the period in which such amounts are recognized.

(ii)	Investment in Brookfield Office Properties Australia
The company’s investment in BOPA Holdings Ltd. (“BOPA”) is described in Note 5. The critical judgments made in the accounting for this investment relate to the company’s determination that the economic interests held by BOPA in certain entities represent controlling interests in those entities, the accounting for certain related financial instruments as a single combined instrument, the identification of the terms of embedded derivatives within the company’s participating loan interests, the recognition of certain amounts paid to the company’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

(iii)	Income taxes
The company applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries with respect to which deferred income taxes are recognized.  Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the company intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

The company also makes judgments with respect to the taxation of gains inherent in its investments in foreign subsidiaries and joint ventures. While the company believes that the recovery of its original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

(iv)	Leases
The company’s policy for revenue recognition on commercial properties is described in Note 2(l)(i).  In applying this policy, the company makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

The company also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the company is lessor, are operating or finance leases.  The company has determined that all of its leases are operating leases.

(v)	Investment property
The company’s accounting policies relating to investment property are described in Note 2(e).  In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(vi)	Financial instruments
The company’s accounting policies relating to financial instruments are described in Note 2(m).  The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39 to designate financial instruments as FVTPL, assessment of the effectiveness of hedging relationships, determining whether the company has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

(vii)	Basis of consolidation
The company owns 100% of the non-voting common shares of WFP Forest Products Limited (“WFPL”), a joint venture which principally owns the limited partnership interest in a residential development subsidiary, Carma Developers LP, and has determined that WFPL is a special purpose entity.  Judgment is involved in determining that WFPL is a special purpose entity that is within the scope of SIC Interpretation 12, “Consolidation – Special Purpose Entities”, and in determining that, in substance, the company retains the majority of the residual ownership risk of the net assets of WFPL.

(viii)	Assets held for sale and discontinued operations
The company’s accounting policies relating to assets held for sale are described in Note 2(f). In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the consolidated balance sheets. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the consolidated statements of income. The company will reclassify the results of operations associated with certain assets to discontinued operations where the asset represents part of a disposal group or segment.

(ix)	Common control transactions
IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the company is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(p)	Critical accounting estimates and assumptions
The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assetsand liabilities and the reported amount of earnings for the period.  Actual results could differ from estimates.  The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property
The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 6.

(ii)	Financial instruments
As discussed in Note 7, in accounting for its interest in the Fund the company recognizes the value of its option and the cash adjustment payments under the put and call arrangement and related true up payment as financial instruments.  The carrying amounts of these financial instruments are determined based on estimates of the future values of the properties and debt underlying the equity interests in the Fund, and assumptions about the timing of settlement. The carrying amounts of these instruments are most sensitive to changes in the relative values of the underlying sub-managed portfolios of properties, which in turn are subject to the estimates and assumptions associated with valuing investment properties discussed in Note 6.

The company also has financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related commercial properties.

The company holds other financial instruments that represent equity interests in commercial properties that are measured at FVTPL. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

(iii)	Residential developments
The company estimates the net realizable value of its residential development inventory using estimates and assumptions about future selling prices and future development costs. Also, estimates of future development costs are used to allocate current development costs across phases and communities.

(iv)	Assets held for sale and discontinued operations
The company makes estimates and assumptions about the fair value and selling costs of non-current assets held for sale and disposal groups in determining their carrying amounts.

NOTE 3: TRANSITION TO IFRS
The company has adopted IFRS effective January 1, 2009 (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

(a) Elected exemptions from full retrospective application
In preparing these consolidated financial statements, the company has applied certain of the optional exemptions from full retrospective application of IFRS available under IFRS 1. The optional exemptions applied are described below.

(i)	Business combinations
The company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, “Business Combinations” retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost
The company has elected to measure owner-occupied property at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet.

(iii)	Cumulative foreign currency translation differences
The company has elected to set the previously accumulated foreign currency translation amount, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iv)	Share-based payment transactions
The company has elected to apply IFRS 2, “Share-based Payments” (“IFRS 2”) to equity instruments granted after November 7, 2002 that have not vested by the transition date.

(b) Mandatory exceptions to retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1, the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge accounting
Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(ii)	Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

(c) Reconciliation of equity as reported under Canadian GAAP and IFRS
The following is a reconciliation of the company’s total equity reported in accordance with Canadian GAAP to its total equity in accordance with IFRS at the transition date:

(Millions)		Share Capital	Contributed Surplus		Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate		Non-Controlling Interests	Total Equity
As reported under Canadian GAAP - Dec. 31, 2008		$ 2,274	$	―	$ 1,098	$(7)	$ 3,365	$45	$	―	$3,410
Reclassification of non-controlling interests to shareholders’ equity	(i)	―		―	―	―	―	―		593	593

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―		―	2,818	―	2,818	―		147	2,965
Basis of accounting	(iii)	―		―	28	―	28	―		(168)	(140)
Financial instruments	(iv)	―		―	(25)	―	(25)	―		―	(25)
Revenue recognition	(v)	―		―	3	―	3	―		―	3
Deferred taxes	(vi)	―		―	(367)	―	(367)	―		(36)	(403)
Cash flow hedges	(vii)	―		―	(10)	10	―	―		―	―
Cumulative translation differences	(viii)	―		―	12	(12)	―	―		―	―
Borrowing costs	(ix)	―		―	―	―	―	―		―	―
Other		―		4	(4)	―	―	―		―	―
As reported under IFRS – Jan. 1, 2009		$ 2,274		$4	$ 3,553	$(9)	$ 5,822	$45		$536	$6,403

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at December 31, 2009:

(Millions)		Share Capital	Contributed Surplus	Retained Earnings	AOCI	Common Equity	Preferred Equity - Corporate		Non-Controlling Interests	Total Equity
As reported under Canadian GAAP - Dec. 31, 2009		$ 3,303	$6	$ 1,158	$55	$ 4,522	$304	$	―	$4,826
Reclassification of non-controlling interests to shareholders’ equity	(i)	―	―	―	―	―	―		938	938

Differences increasing (decreasing) reported amount:
Investment property	(ii)	―	―	2,034	―	2,034	―		146	2,180
Basis of accounting	(iii)	―	―	26	―	26	―		(225)	(199)
Financial instruments	(iv)	―	―	74	―	74	―		―	74
Revenue recognition	(v)	―	―	23	―	23	―		―	23
Deferred taxes	(vi)	―	―	(215)	―	(215)	―		(27)	(242)
Cash flow hedges	(vii)	―	―	(12)	12	―	―		―	―
Cumulative translation differences	(viii)	―	―	12	113	125	―		―	125
Borrowing costs	(ix)	―	―	(12)	―	(12)	―		―	(12)
Other		―	4	(12)	―	(8)	―		―	(8)
As reported under IFRS – Dec. 31, 2009		$ 3,303	$10	$ 3,076	$180	$ 6,569	$304		$832	$7,705

The consolidated balance sheets as at December 31, 2009 and January 1, 2009 and the reconciliation of equity as reported under Canadian GAAP and IFRS have been adjusted from those presented in the 2010 interim consolidated financial statements for the correction of certain immaterial amounts in the IFRS transition. The impact of these adjustments on the transition date balance sheet was an increase in retained earnings of $44 million with a corresponding $11 million increase in investment property, $9 million increase in investment in the U.S. Office Fund, $7 million increase in other jointly controlled entities, $5 million decrease in deferred tax liabilities and $12 million net change in certain current asset and liability balances. The impact of these adjustments on the December 31, 2009 balance sheet was an increase in retained earni ngs of $55 million with a corresponding $11 million increase in investment property, $11 million decrease in investment in the U.S. Office Fund, $9 million increase in other jointly controlled entities, $30 million decrease in deferred tax liabilities, $5 million decrease in non-controlling interests and $11 million net change in certain current asset and liability balances. The related increase in net income attributable to common shareholders determined in accordance with IFRS for the year ended December 31, 2009 of $6 million was principally reflected through a decrease in gains and other items, and increase in income tax benefit and an increase in net loss attributed to non-controlling interests. The adjustments did not have any impact on equity or net income reported in accordance with Canadian GAAP.

(i)	Reclassification of non-controlling interests to shareholders equity
IAS 1, “Presentation of Financial Statements” (“IAS 1”), requires non-controlling interests to be classified as a component of equity.  Under Canadian GAAP, non-controlling interest was classified outside of equity.

(ii)	Investment property
The company considers its commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or services or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for investment property. The company has elected to use the fair value model. This adjustment to retained earnings represents the cumulative unrealized gain in respect of the company’s investment property, net o f the de-recognition of related intangible assets and liabilities which are inherently reflected in the fair value of commercial property, and the reclassification of straight-line rent receivable. This adjustment also includes fair value adjustments, determined in a similar manner as for commercial properties and commercial developments, related to the company’s share of investment properties in the U.S. Office Fund and other jointly controlled entities. The company’s investments in the U.S. Office Fund and other jointly controlled entities were either consolidated or proportionately consolidated under Canadian GAAP and are accounted for following the equity method under IFRS.

(iii)	Basis of accounting
The company’s interest in the U.S. Office Fund (the “Fund”) is held through an indirect interest in TRZ Holdings LLC (the “venture”), an entity established by the company and its joint venture partner, The Blackstone Group (“Blackstone”). The venture owns a portfolio of commercial properties which are sub-managed by Brookfield and Blackstone. The company and Blackstone have joint control over the strategic financial and operating policy decisions relating to the activities of the venture and, accordingly, the company has determined it is a jointly controlled entity which is accounted for following the equity method of accounting. The company manages the Brookfield sub-managed portfolio on behalf of the venture, and manages the interest in the Fund on behalf of a consortium of investors which it l eads.

Following a re-organization of the investors’ interests in the Fund (the “reorganization”) which was completed in the second quarter of 2009 (refer to Note 7 for a description of the reorganization), the company’s interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC, which in turn holds a 60% equity interest in the venture.  Prior to the re-organization, the company’s interest in the Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 39% equity interest in a subsidiary of the venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

Under Canadian GAAP, the company consolidated the venture as, through its subsidiaries, it was the most closely associated member of a related party group that absorbed the majority of the variability of the venture. Blackstone’s interest in the venture was considered a liability and was included in capital securities – fund subsidiaries at redemption value, which was measured as the carrying amount of the net assets of the Blackstone sub-managed portfolio. The results of operations of the Blackstone sub-managed portfolio were allocated to Blackstone through interest expense on capital securities – fund subsidiaries.  As a result, the company’s net income effectively reflected the results of the Brookfield sub-managed portfolio and the non-controlling interests therein attributed to its partners. Under I FRS, the company accounts for its investment in the Fund principally based on its legal ownership of the venture and its subsidiaries. The venturers’ exit rights under the put and call arrangement, which effectively results in the allocation of cumulative cash flows to the venturers based on their respective sub-managed portfolios, are accounted for as financial instruments (discussed further in Note 3(c)(iv)).  As a result, on transition to IFRS, an adjustment is required to record the company’s share of earnings of the Fund to date based on legal ownership and to establish the related financial instruments at fair value.

In connection with the reorganization, the company recognized a $39 million gain under Canadian GAAP, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the Fund. Under IFRS, no such gain was recognized in connection with the settlement of the aforementioned debt securities as the non-controlling interest was initially recorded at its estimated fair value which approximated the carrying amount of the debenture. The company did, however, recognize a bargain purchase gain of approximately $138 million under IFRS in connection with the reorganization, representing the excess of the fair value of the interest in the venture that the company received in the reorganization over the deemed cost, which was the carrying amount of the company’s pre-existing investm ent in a subsidiary of the venture. The adjustment to December 31, 2009 retained earnings also reflects the cumulative amortization of the excess of the carrying amount of the company’s investment in the venture over the inside basis carrying amount of its net assets.

(iv)	Financial instruments
IAS 39 outlines recognition and measurement principles in respect of financial assets and liabilities which differ from Canadian GAAP in respect of the following instruments:

Secured loans
Under IFRS, the company designated certain secured loans presented in loans receivable as FVTPL on the basis that these financial assets are managed and performance evaluated on a fair value basis. Under Canadian GAAP, these loans were carried at amortized cost. The secured loans were acquired in the fourth quarter of 2009 and disposed of in the first quarter of 2010.

Commercial property debt
Under Canadian GAAP, certain participating commercial property debt was being accounted for as a single hybrid instrument at amortized cost using the effective interest rate method and the embedded participation feature was determined not to be an embedded derivative which was required to be accounted for separate from the host instrument. Under IFRS, the participation feature is an embedded derivative that would be accounted for separately as FVTPL.

U.S. Office Fund put and call arrangement
Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to call the properties that are sub-managed by Blackstone in exchange for its equity interest in the venture. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield led consortium has the option to put the Blackstone sub-managed properties to Blackstone in redemption of Blackstone’s equity in the venture. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also prov ide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. The company’s put option is a derivative financial instrument classified as FVTPL and presented in non-current financial assets. The company’s obligation under the true-up represents a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value, and is presented in non-current financial liabilities. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses).

Prior to the reorganization, the company did not hold a direct investment in the venture and therefore was not legally a party to the put and call arrangement. Accordingly, the company first recognized the effects of the U.S. Office Fund option and the true-up following the reorganization. The U.S. Office Fund option was not separately recognized under Canadian GAAP and the true-up was accounted for on an accrual basis. Under IFRS, the U.S. Office Fund option meets the definition of a derivative which is carried at FVTPL. Similarly, the true-up is a financial liability carried at amortized cost following the effective interest method with an embedded derivative for the property value portion thereof, which is also carried at FVTPL.

(Millions)	Dec. 31, 2009	Jan. 1, 2009
Secured loans	$7	$—
Commercial property debt	(29)	(25)
U.S. Office Fund option and true-up	96	—
Total adjustments related to financial instruments	$74	$(25)

(v)	Revenue recognition
Under Canadian GAAP, when a tenant has agreed to a termination settlement in respect of a lease agreement any revenue in connection therewith is recognized when the tenant vacates the property. Under IFRS, an assessment is made using the criteria listed in IAS 18, “Revenue” (“IAS 18”), in order to determine the appropriate period in which to recognize this income. This adjustment represents the recognition of termination income and related receivable in the period which had not yet been recognized for Canadian GAAP purposes.

(vi)	Deferred taxes
The increase in deferred income tax liabilities under IFRS compared with Canadian GAAP primarily relates to the increased carrying values of the company’s commercial properties and commercial developments, including those properties within unconsolidated tax transparent joint ventures. The deferred income tax liability under IFRS is determined by applying tax rates to temporary differences that are consistent with the company’s expectation that the method of realization will be through owning and operating its properties rather than through sale.

(vii)	Cash flow hedges

As a result of the change in the basis of accounting for the Fund discussed in item Note 3(c)(iii) above, certain derivatives designated as cash flow hedges under Canadian GAAP have been de-designated resulting  in an adjustment to retained earnings.

(viii)	Cumulative translation differences
The company elected to set the cumulative translation amount of $12 million under Canadian GAAP to zero upon transition to IFRS. This has been reflected as a reclassification between AOCI and retained earnings and thus does not affect reported equity. The company has recognized cumulative translation adjustments of $190 million at December 31, 2009 from translating the assets and liabilities of foreign subsidiaries, as measured under IFRS, to U.S. dollars.

(ix)	Borrowing costs
As a result of the adoption of IFRS and in accordance with IAS 23, “Borrowing Costs” (“IAS 23”), certain borrowing costs are no longer capitalized.

(d)      Reconciliation of net income as reported under Canadian GAAP and IFRS
The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009.

		Year ended
(Millions)	Note	Dec. 31, 2009
Net income as reported under Canadian GAAP		$317
Differences increasing (decreasing) reported amount:
Investment property	(i)	(841)
Basis of accounting	(ii)	(7)
Revenue recognition	(iii)	21
Financial instruments	(iv)	99
Lease accounting	(v)	1
Deferred taxes	(vi)	153
Capitalized costs	(vii)	(4)
Non-controlling interests	(viii)	63
Borrowing costs	(ix)	(12)
Other		(10)
Net loss attributable to common shareholders as reported under IFRS		$(220)

(i)	Investment property
In accordance with IFRS and the company’s policy choice, the company measures investment property at fair value and records changes in fair value in income during the period of change. Under Canadian GAAP, commercial property was recorded at cost and depreciated over its estimated life.  In addition, the amortization of intangible assets and liabilities recognized on the acquisition of investment property was amortized to revenue under Canadian GAAP, which will no longer be the case under IFRS as the value of the intangible assets and liabilities are considered in the determination of the fair value of the investment property.

(ii)	Basis of accounting
As described in Note 3(c)(iii), this adjustment relates to the recognition of the company’s share of income from the Fund based on legal ownership interests rather than the Brookfield sub-managed portfolio.

(iii)	Revenue recognition
As described in Note 3(c)(v), this adjustment relates to the recognition of lease termination income in accordance with IAS 18.

(iv)	Financial instruments
As described in Note 3(c)(iv), this adjustment relates to the recognition and measurement of certain financial instruments which were not separately recognized under Canadian GAAP or are measured on a different basis under IFRS.

Also as described in Note 3(c)(vii), certain cash flow hedges previously meeting hedge accounting criteria under Canadian GAAP are de-designated under IFRS and included in interest expense.

(v)	Lease accounting
Consistent with Canadian GAAP, IFRS requires rental revenue from operating leases to be recognized on a straight-line basis over the term of the lease. However, Canadian GAAP adopted this accounting on a prospective basis in 2004 and, as a result, this adjustment reflects the amounts that would be recognized as rental revenue under IFRS had the applicable leases been accounted for on a straight-line basis since their inception.

(vi)	Deferred taxes
The adjustment related to deferred taxes reflects the change in temporary differences resulting from the impact of the above differences between IFRS and Canadian GAAP.

(vii)	Capitalized costs
Under IFRS, the date on which a development property is reclassified to a commercial property is when the asset is in the condition and capable of operating in the manner intended by management.  This date may be earlier as compared to Canadian GAAP and as a result there is an adjustment to recognize interest and other costs previously capitalized under Canadian GAAP into income under IFRS.

(viii)	Non-controlling interests
This adjustment reflects the impact of the preceding adjustments to the extent they relate to interests of other equity holders.

(ix)	Borrowing costs
As a result of the adoption of IFRS, and in accordance with IAS 23, certain borrowing costs related to residential operations are no longer capitalized.

(e)      Reconciliation of comprehensive income (loss) as reported under Canadian GAAP to IFRS
The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009:

		Year ended
(Millions)	Note	Dec. 31, 2009
Comprehensive income as reported under Canadian GAAP		$379
Differences increasing (decreasing) reported comprehensive loss:
Differences in net income	(i)	(537)
Foreign currency translation	(ii)	117
Cash flow hedge de-designation	(iii)	10
Comprehensive loss attributable to common shareholders as reported under IFRS		$(31)

(i)	Differences in net income
Reflects the differences in net income under Canadian GAAP and IFRS as described in Note 3(d) for the respective periods.

(ii)	Foreign currency translation
Reflects the foreign currency exchange impact of IFRS adjustments during the respective period.

(iii)	Cash flow hedge de-designation
As described in Note 3(c)(iii), the change in basis of accounting for the Fund has resulted in the de-designation of certain cash flow hedges.

(f)	Financial assets and liabilities
Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP with the exception of certain secured loans which have been designated as FVTPL under IFRS as compared with loans and receivables and measured at amortized cost under Canadian GAAP.

(g)	Changes to the cash flow statement
There were no material adjustments to the consolidated statements of cashflow as a result of the conversion to IFRS.

(h)	Earnings per share
The company has the option to settle the principal amount of its outstanding capital securities – corporate in cash or a variable number of its own common shares. Under IFRS, the calculation of diluted earnings per share must be based on the presumption that these securities will settle by the issuance of common shares whereas under Canadian GAAP such potential common shares were excluded from the calculation of diluted earnings per share on the basis that the company’s past practice provided a reasonable basis that these securities would be settled in cash.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES
Financial Instruments
IFRS 9, “Financial Instruments” (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

Related Party Disclosures
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

Income Taxes
In December 2010, the IASB made amendments to IAS 12, “Income Taxes” (“IAS 12”), that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company is currently evaluating the impact of the amendments to IAS 12 on its financial statements.

NOTE 5: INVESTMENT IN BROOKFIELD OFFICE PROPERTIES AUSTRALIA
In the third quarter of 2010, the company entered into an arrangement with BAM through which it obtained an economic interest in a portfolio of properties in Australia (the “Australian portfolio”) owned by another BAM subsidiary. The company established BOPA, a wholly-owned subsidiary, to hold its interest in the Australian portfolio. Under the terms of the arrangement, BOPA advanced A$1,545 million to BAM in exchange for participating loan interests of $1,759 million that provide it with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio, and assumption of related liabilities of $212 million.  These participating loan interests are convertible by the company at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide the company with control over the property subsidiaries into which the loan interest can be converted and, accordingly, the assets, liabilities and results of operations of the property subsidiaries are consolidated by the company. Consistent with its policy for transactions with entities under common control, the company has measured the assets and liabilities of these property subsidiaries at their carrying amounts. Where the participating loan interests do not provide the company with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

The net initial advance of A$1,545 million was made in the form of $337 million of cash, assumption of a $560 million bridge facility, transfer of a $223 million interest in equity securities to BAM, settlement of a $277 million loan receivable from BAM and assumption of other liabilities to BAM of $60 million. The company repaid $132 million of the bridge facility and $60 million of other liabilities in the fourth quarter of 2010.

As a result of this arrangement, the company obtained a 68.4% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and has recognized the non-controlling interest in the net assets of Prime in equity.

BOPA holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. The company has an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

In the fourth quarter of 2010, the company obtained control of an entity that holds a commercial development property located in Perth, Australia through an agreement with BAM. As a result, the company consolidated commercial development property of $25 million and a related balance payable to BAM of $25 million.

NOTE 6: INVESTMENT PROPERTIES

	Dec. 31, 2010		Dec. 31, 2009
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$9,524	$469	$8,976	$1,039
Additions
Property acquisitions and investments	2,134	492	—	—
Capital expenditures	75	109	58	136
Initial direct leasing costs	17	—	17	—
Dispositions and reclassification to assets held for sale	(41)	—	(292)	—
Reclassification of commercial developments, net	—	—	693	(693)
Fair value gains (losses)	703	(57)	(414)	(77)
Foreign currency translation	304	37	453	64
Other changes	26	—	33	—
Balance at end of period	$12,742	$1,050	$9,524	$469

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In connection with its determination of fair valu e of commercial properties and commercial developments, the company obtains valuations of selected commercial properties and commercial developments prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values. Commercial properties and commercial developments with an aggregate fair value of $3,900 million at December 31, 2010 were valued by qualified external valuation professionals during the year ended December 31, 2010 (December 31, 2009 - $4,012 million). Additionally, commercial properties and commercial developments within the company’s equity accounted investments with an aggregate fair value of $4,021 million were valued by qualified external valuation professionals during the year ended December 31, 2010 (December 31, 2009 - $3,556 million).

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following tables:

	Dec. 31, 2010			Dec. 31, 2009			Jan. 1, 2009
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	6.25%	7.77%	12.25%	7.25%	8.80%	12.05%	7.00%	8.62%
Terminal cap rate	10.00%	5.75%	6.41%	10.00%	5.50%	6.87%	9.25%	5.70%	6.96%
Investment horizon (yrs)	25	2	11	15	2	10	15	2	10

Canada
Discount rate	8.25%	6.75%	7.08%	8.75%	6.75%	7.38%	8.50%	6.50%	7.26%
Terminal cap rate	7.50%	6.25%	6.46%	8.00%	6.25%	6.65%	7.75%	6.13%	6.58%
Investment horizon (yrs)	15	10	11	15	10	10	20	10	11

Australia
Discount rate	10.50%	9.00%	9.08%	—	—	—	—	—	—
Terminal cap rate	9.50%	7.00%	7.37%	—	—	—	—	—	—
Investment horizon (yrs)	10	10	10	—	—	—	—	—	—

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Included in commercial properties is $212 million (December 31, 2009 - $195 million) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Commercial properties with a fair value of approximately $4,320 million (December 31, 2009 - $2,758 million) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the year ended December 31, 2010, the company capitalized a total of $109 million (2009 - $136 million) of costs related to commercial developments. Included in this amount is $66 million (2009 - $95 million) of construction and related costs and $43 million (2009 - $41 million) of borrowing costs capitalized to the company’s commercial development sites for the year ended December 31, 2010. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.44% (2009 – 4.77%).

Investment properties with a fair value of $12.4 billion (December 31, 2009 – $9.5 billion) are pledged as security for commercial property debt. In addition, investment properties with a fair value of $1.4 billion (December 31, 2009 – nil) are pledged as security for liabilities of other subsidiaries of BAM as part of cross-collateralized financing pools that are also secured by investment properties owned by BAM that have a fair value of $1.1 billion.

NOTE 7: INVESTMENT IN U.S. OFFICE FUND
The company’s investment in the Fund and proportionate ownership interest is as follows:

	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Investment in TRZ Holdings LLC	61%	61%	nil
Investment in TRZ Holdings II Inc. and subsidiaries	nil	nil	39%(2)
Economic interest in the Fund(1)	47%	47%	45%

(1) Net of non-controlling interests held by the company’s co-investors in the Fund – refer to Note 24(e)
(2) Economic interest is greater than legal ownership, as prior to the reorganization, the company’s share of acquisition financing was only approximately 25% of the total

In connection with the reorganization of ownership interests in the Fund, capital securities – fund subsidiaries, which consisted of partner contributions to the Fund by way of an unsecured debenture issued by BPOP (Canada) Inc., were redeemed for consideration in the form of a non-controlling equity interest in BPOP Holdings (U.S.) LLC. The non-controlling equity interest was initially recorded at its estimated fair value of $260 million which approximated the carrying amount of the redeemed debenture. Also as part of the reorganization, the company, through BPOP Holdings (U.S.) LLC, caused its indirect equity interest in TRZ Holdings II Inc. and $765 million of debt previously issued by BPOP (Canada) Inc. to be contributed to the venture in exchange for an approximate 60% indirect equity interest in the venture. The equity in the venture received, as well as the U.S. Office Fund option and true-up related to the put and call arrangement, were initially recognized at their estimated fair values. The excess of the initial carrying amount of the company’s interest in the venture over the venture’s underlying net assets of approximately $190 million, principally relating to a discount in respect of certain debt in the venture, will be recognized as an adjustment to the company’s share of the net earnings of the venture primarily over the remaining term of the aforementioned debt which matures in 2011.

The fair value of the U.S. Office Fund option to the company is estimated as the difference between the expected value of Blackstone’s interest in the venture and the expected value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date, discounted to the balance sheet date using the applicable discount rate. The fair value of the embedded derivative in the true-up is estimated by discounting the expected future cash flows under the true-up in respect of changes in fair values of the parties’ sub-managed properties up to the anticipated settlement date using the applicable discount rate. The remainder of the true-up is measured at amortized cost using the effective interest method. Refer to Note 3(c)(iv) for a description of the U.S. Office Fund put and call arra ngement, including the U.S. Office Fund option and the true-up.

During the fourth quarter of 2010, the U.S. Office Fund sold its interest in 1225 Connecticut Avenue and 1250 23rd Street in Washington, D.C. for proceeds of $256 million. The proceeds were used to repay $217 million of commercial property debt. The loss associated with the sale of these two properties was $5 million.

Summarized financial information in respect of the venture is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets
Commercial properties	$7,500	$6,898	$8,004
Commercial developments	44	244	220
Current assets	258	166	161
Total assets	7,802	7,308	8,385
Non-current liabilities
Commercial property debt	5,516	5,704	4,965
Current liabilities	288	308	324
Total liabilities	5,804	6,012	5,289
Net assets	$1,998	$1,296	$3,096
Company’s share of net assets(1)	$1,285	$934	$2,087

(1)
Includes $63 million at December 31, 2010 (December 31, 2009 - $142 million; January 1, 2009 – nil) representing the excess of the company’s carrying amount over its share of the net assets of the venture

(Millions)	2010	2009
Revenue	$865	$825
Expenses	(623)	(586)
Earnings before fair value gains (losses) and other gains (losses)	242	239
Fair value gains (losses)	464	(1,282)
Other gains (losses)	(5)	―
Net earnings (losses)	$701	$(1,043)
Company’s share of net earnings (losses)(1)	$366	$(522)

(1)
Net of $79 million for the year ended December 31, 2010 (2009 – $48 million) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

NOTE 8: INVESTMENT IN OTHER JOINTLY CONTROLLED ENTITIES
The company has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties and commercial developments that the company owns together with co-owners.

At December 31, 2010, the company had interests in the following jointly controlled entities, which have been accounted for following the equity method:

			Proportionate Ownership Interest
Name of Entity	Name of Property	Principal Purpose / Activity	Dec. 30, 2010	Dec. 31, 2009	Jan. 1, 2009
BFP 245 Park Co. LLC	245 Park Avenue, NY	Property holding company	51%	51%	51%
WFP Tower D Co. LP	Four World Financial Center, NY	Property holding company	51%	51%	51%
2072790 Ontario Inc.	First Canadian Place, Toronto	Property holding company	25%	25%	25%
77 K Street Tower LLC(1)	77 K Street, Washington, D.C.	Property holding company	—	50%	50%
Latitude Landowner Pty Ltd	E&Y Complex, Sydney	Property holding company	50%	―	―
The 100 Bishopsgate Partnership	100 Bishopsgate, London	Development property holding company	50%	―	―

(1)	In the second quarter of 2010, the company acquired its co-owners’ interest in 77 K Street in Washington, D.C., and, accordingly, now consolidates its interest in the property

WFP Tower D Co. LP is a joint venture between the company and an affiliate of the principal tenant of the property known as Four World Financial Center, New York. The ground lease on which the building is situated expires on June 17, 2069. WFP Tower D Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013.

2072790 Ontario Inc. is a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties Inc., which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

Summarized financial information in respect of the company’s interests in jointly controlled entities is as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets
Commercial properties	$3,887	$3,081	$3,042
Commercial developments	163	—	—
Current assets	133	124	59
Total assets	4,183	3,205	3,101
Non-current liabilities
Commercial property debt	1,228	984	935
Other non-current liabilities	325	285	227
Current liabilities	146	108	118
Total liabilities	1,699	1,377	1,280
Net assets	$2,484	$1,828	$1,821
Company’s share of net assets	$1,243	$900	$894

(Millions)	2010	2009
Revenue	$515	$420
Expenses	(349)	(250)
Earnings before fair value gains (losses)	166	170
Fair value gains (losses)	229	(116)
Net earnings	$395	$54
Company’s share of net earnings	$203	$28

NOTE 9: OTHER JOINTLY CONTROLLED ASSETS
The company’s interests in the following properties are subject to joint control and, accordingly, the company has recorded its proportionate share of the related assets, liabilities, revenue and expenses of the properties following the proportionate consolidation method:

	Proportionate Ownership Interest
Jointly controlled assets	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Exchange Tower	50%	50%	50%
Fifth Avenue Place	50%	50%	50%
Bankers Hall	50%	50%	50%
Bankers Court	50%	50%	50%
Bankers West Parkade (Development)	50%	50%	50%
Suncor Energy Centre	50%	50%	50%
2 Queen Street East	25%	25%	25%
151 Yonge Street	25%	25%	25%
Place de Ville I	25%	25%	25%
Place de Ville II	25%	25%	25%
300 Queen Street (Development)	25%	25%	25%
Jean Edmonds Towers	25%	25%	25%
Altius Centre	25%	25%	25%
Canadian Western Bank(1)	—	25%	25%
Enbridge Tower(1)	—	25%	25%
Brookfield Place – Retail & Parking	70%	56%	56%
Brookfield Place III (Development)	54%	54%	54%
235 St Georges Terrace	50%	—	—
Southern Cross West Tower	50%	—	—
52 Goulburn Street	50%	—	—
World Square Retail	50%	—	—
KPMG Tower	50%	—	—

(1)  These properties were sold during the fourth quarter of 2010

Summarized financial information in respect of the company’s interest in jointly controlled assets is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$2,481	$1,784	$1,720
Current assets	26	24	27
Total assets	2,507	1,808	1,747

Non-current liabilities	778	538	348
Current liabilities	154	87	157
Total liabilities	932	625	505
Net assets	$1,575	$1,183	$1,242

(Millions)	2010	2009
Revenue	$247	$181
Expenses	(142)	(107)
Earnings before fair value losses	105	74
Fair value gains (losses)	51	(216)
Net earnings (losses)	$156	$(142)

NOTE 10: INVESTMENTS IN ASSOCIATES
The company exercises significant influence over the following investments which have been accounted for using the equity method:

		Proportionate Ownership Interest
Name of Entity	Principal Purpose / Activity	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Brookfield LePage Johnson Controls	Facilities management	40%	40%	40%
Oakridges	Residential development investment	23.75%	23.75%	23.75%
Brookfield TBird Holdings LP	Investment in secured loans	―	―	―

The company contributed its investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C. to Brookfield TBird Holdings LP (the “LP”) in exchange for a 55% non-controlling interest in the entity and cash consideration of $100 million. During the second quarter, the bank debt held by the LP was repaid and the LP realized a gain of approximately $98 million, of which the company’s share was $53 million. The company previously recognized $21 million of its share of the cumulative gains as fair value gains (losses) prior to contributing its investment in the debt to the LP as the debt was designated as FVTPL. The company’s investment in the LP, including realized gains, was returned in the second quarter of 2010.

Summarized financial information in respect of the company’s associates is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Total assets	$140	$115	$98
Total liabilities	93	68	62
Net assets	$47	$47	$36
Company’s share of net assets	$18	$15	$10

(Millions)	2010	2009
Revenue	$467	$412
Expenses	(459)	(403)
Earnings before fair value gains	8	9
Fair value gains	58	―
Net earnings	$66	$9
Company’s share of net earnings	$35	$4

NOTE 11: PARTICIPATING LOAN INTERESTS
In the third quarter of 2010, the company obtained participating loan interests in connection with its investment in the Australian portfolio.  Refer to Note 5 for a description of the company’s investment in BOPA. Participating loan interests that do not provide the company with control over the entity that owns the underlying property are accounted for as loans and receivables and presented as participating loan interests on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to the company’s prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2010	Dec. 31, 2009		Jan. 1, 2009
Darling Park Complex (Sydney, Australia)	30%	$168	$	―	$	―
IAG House (Sydney, Australia)	50%	92		―		―
NAB House (Sydney, Australia)	25%	49		―		―
Bourke Place Trust (Sydney, Australia)	43%	102		―		―
Total		$411	$	―	$	―

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at December 31, 2010 is $19 million.

In the year ended December 31, 2010, the company recognized interest income and fair value gains of $5 million and $19 million, respectively, in connection with these participating loan interests (2009 – nil and nil).

The company has the right to convert its participating loan interests into direct ownership interests in the underlying properties, upon repayment or assumption of associated debt. Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$2,343	$ ―	$ ―
Current assets	88	―	―
Total assets	2,431	―	―

Non-current liabilities	1,296	―	―
Current liabilities	40	―	―
Total liabilities	1,336	―	―
Net assets	$1,095	$ ―	$ ―

(Millions)	2010	2009
Revenue	$50	$	―
Expenses	(36)		―
Earnings before fair value gains (losses)	14		―
Fair value gains (losses)	52		―
Net earnings (losses)	$66	$	―

NOTE 12: RESIDENTIAL DEVELOPMENT INVENTORIES

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Land under development	$ ―	$337	$390
Housing inventory	―	101	88
Total current	―	438	478
Land held for development – non-current	―	797	718
Total	$ ―	$1,235	$1,196

As at December 31, 2010, the residential operations have been reclassified to assets held for sale and discontinued operations. Refer to Note 16.

During the year ended December 31, 2010, the company capitalized a total of $9 million (2009 - $22 million) of borrowing costs related to residential developments.

Residential developments of $715 million (December 31, 2009 - $767 million) are pledged as security for land development debt.

NOTE 13: OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Equity securities designated as AFS	$106	$102	$—
Derivative assets	310	346	—
Loans receivable	606	135	—
	$1,022	$583	$—

(a)      Equity securities designated as AFS
Following a transaction in the fourth quarter of 2009 that diluted the company’s ownership interest in 1625 Eye Street in Washington, D.C. by 90%, the company retained a 10% common equity interest, initially recorded at $10 million, and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, the company neither controls nor exercises significant influence over 1625 Eye Street and classifies this interest as AFS. At December 31, 2010, the value of the common equity interest is $14 million and the value of the preferred equity securities is $92 million.

(b)      Derivative assets
Derivative assets includes the value of the company’s U.S. Office Fund option to put the Blackstone sub-managed portfolio to Blackstone in settlement of their interest in the venture as discussed in Note 3(c)(iv).

(c)      Loans receivable
At December 31, 2010, loans receivable includes $504 million (December 31, 2009 – nil) representing the company’s indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. The company invested cash collateral of approximately $505 million for its interest in debt securities with a face principal amount of $570 million bearing interest at a weighted average rate of LIBOR plus 2.9%, of which $537 million is outstanding at December 31, 2010. In the year ended December 31, 2010, the company recognized interest income of $39 million on this loan receivable (2009 – nil). Loans receivable also includes a $102 million receivable from BAM upon the earlier of the company’s exercise of its option to convert its participating loa n interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

Loans receivable includes nil at December 31, 2010 (December 31, 2009 - $135 million) related to an investment in loans secured by commercial property bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012. In the first and second quarters of 2010, the company transferred loans with a principal value of $291 million to an associate, Brookfield TBird Holdings LP (refer to Note 10). Prior to the aforementioned transfer, these loans were designated as FVTPL.

NOTE 14: RECEIVABLES AND OTHER ASSETS
The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts receivable	$201	$197	$212
Loan receivable from affiliate(1)	49	648	—
Equity installment receivable	115	—	—
Residential receivables and other assets	—	343	241
Prepaid expenses and other assets	209	156	145
Total	$574	$1,344	$598

(1) See Note 33 for related party disclosures

Equity installment receivable is a receivable from unitholders of Prime. The installment receivable represents the final installment of A$2.24 per unit receivable on June 15, 2011. The installment receivable balance includes approximately $90 million receivable from subsidiaries of BAM. Under the terms of the arrangement with BAM described in Note 5, the company has an obligation to reimburse BAM approximately $79 million upon receipt of the equity installment from its subsidiaries which has been presented in accounts payable and accrued liabilities.

In the fourth quarter of 2010, the company’s residential receivables and other assets were reclassified to assets held for sale as discussed in Note 16.

NOTE 15: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $42 million at December 31, 2010 (December 31, 2009 – $39 million; January 1, 2009 - $64 million).

NOTE 16: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
In the fourth quarter of 2010, the company reclassified its residential development division to assets held for sale upon entering into a definitive agreement to dispose of the segment to a subsidiary of BAM for aggregate proceeds of approximately $1.2 billion in a transaction expected to be completed in the first half of 2011.

As of January 1, 2009, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as held for sale as the company intends to exit this market through sale of the properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Assets
Commercial properties	$316	$308	$292
Residential development properties	1,244	―	―
Residential receivables and other assets	328	―	―
Receivables and other	3	4	4
Assets held for sale	1,891	312	296

Liabilities
Commercial property debt	165	156	199
Residential development debt	489	―	―
Residential payables and accrued liabilities	86	―	―
Accounts payable and other liabilities	9	18	18
Liabilities related to assets held for sale	$749	$174	$217

The following table summarizes the income and cash flows from discontinued operations:

(Millions)	2010		2009
Commercial revenue from discontinued operations		$56	$56
Commercial operating expenses		(29)	(29)
		27	27
Residential revenue from discontinued operations		554	451
Residential operating expenses		(426)	(337)
		128	114
Interest and other income		13	6
Interest expense		(10)	(13)
Depreciation and amortization		(3)	(3)
Income from discontinued operations before gains (losses) and other items, fair value gains (losses) and deferred tax expense (benefit)		155	131
Gains (losses) and other items		(10)	―
Fair value gains (losses)		―	8
Deferred tax (expense) benefit		(36)	24
Income from discontinued operations		$109	$163
Income from discontinued operations attributable to non-controlling interests	$	―	$1
Income from discontinued operations attributable to common shareholders		109	164

Income (loss) from discontinued operations attributable to common shareholders per share – basic		$0.22	$0.38
Income (loss) from discontinued operations attributable to common shareholders per share – diluted		$0.20	$0.38

Cash flows used in operating activities		$(18)	$(4)
Cash flows from investing activities		7	(4)
Cash flows used in financing activities		(11)	(42)

Residential expenses for the year ended December 31, 2010 includes $334 million (2009 - $251 million), representing the carrying value of land under development and housing inventory sold in the period and $92 million (2009 - $86 million) of other expenses, including $22 million (2009 - $27 million) of capitalized interest included in the cost of properties sold in the period.

NOTE 17: COMMERCIAL PROPERTY DEBT

	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Facilities
Corporate revolving facility	—	$—	—	$—	1.54%	$221
Corporate term loan	—	—	5.75%	100	2.94%	104
Bridge facility(1)	3.26%	428	—	—	—	—
Australian property loans(1)	8.22%	401	—	—	—	—

Secured Commercial Property Debt
Fixed rate	6.36%	4,514	6.34%	4,118	6.33%	4,090
Variable rate	5.00%	2,083	4.52%	1,089	4.44%	1,813
	5.90%	$7,426	5.94%	$5,307	5.55%	$6,228

Current Non-current		$1,922 5,339		$626 4,525		$661 5,368
Associated with assets held for sale		165		156		199
		$7,426		$5,307		$6,228

(1) See Note 33 for related party disclosures

The company’s commercial property debt is secured and non-recourse to the company other than the unsecured items noted above. Commercial property debt includes $1,669 million (December 31, 2009 - $1,616 million) repayable in Canadian dollars of C$1,667 million (December 31, 2009 - C$1,700 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt also includes $1,368 million (December 31, 2009 - nil) repayable in Australian dollars of A$1,337 million (December 31, 2009 - nil), all of which is payable by subsidiaries whose functional currency is the Australian dollar.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at FVTPL with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at December 31, 2010 is $54 million (December 31, 2009 - $54 million; January 1, 2009 - $49 million).

NOTE 18: RESIDENTIAL DEVELOPMENT DEBT
In the fourth quarter of 2010, the company’s residential development debt was reclassified to liabilities associated with assets held for sale as discussed in Note 16.

	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Residential Development Debt
Fixed rate	5.25%	$24	6.04%	$28	5.76%	$30
Variable rate	4.38%	465	3.82%	149	3.92%	404
	4.42%	$489	4.01%	$177	3.87%	$434

Current		$—		$158		$379
Non-current		—		19		55
Associated with assets held for sale		489		—		—
		$489		$177		$434

Land development debt is secured by the underlying properties of the company’s residential development business.

NOTE 19: CAPITAL SECURITIES - CORPORATE
The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2010 (1)		Dec. 31, 2009(1)		Jan. 1, 2009
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―	$	―
Class AAA Series F	8,000,000	6.00%		200		190		163
Class AAA Series G	4,400,000	5.25%		110		109		109
Class AAA Series H	8,000,000	5.75%		200		189		162
Class AAA Series I	7,130,228	5.20%		179		190		164
Class AAA Series J	8,000,000	5.00%		200		190		163
Class AAA Series K	6,000,000	5.20%		149		141		121
Total				$1,038		$1,009		$882

(1)
Net of transaction costs of $2 million at December 31, 2010 (December 31, 2009 - $3 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by BAM; balance has been offset with a promissory note receivable from BAM – refer to Note 33

Capital securities – corporate includes $928 million (December 31, 2009 – $900 million) repayable in Canadian dollars of C$926 million (December 31, 2009 – C$947 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series E	Retractable at par	―	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)
Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.

(2)
Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)
Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)
Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 20: OTHER NON-CURRENT FINANCIAL LIABILITIES
The components of non-current financial liabilities are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Loan payable	$93	$92	$—
Other non-current liabilities	12	25	—
Total	$105	$117	$—

(a)      Loan payable
The loan payable of $93 million (December 31, 2009 - $92 million) matures in 2019, bears interest at 7% and is secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. (Refer to Note 13(a)).

(b)      Other non-current financial liabilities
Other non-current financial liabilities represent the company’s obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to Note 3(c)(iv)). The carrying value of the true up includes an embedded derivative liability of $45 million (December 31, 2009 - $50 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios.

NOTE 21: OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million was recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option assumed by the company at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs.

NOTE 22: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of the company’s accounts payable and accrued liabilities are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable and accrued liabilities	$659	$320	$345
Residential payables and accrued liabilities	—	148	139
Total	$659	$468	$484

Included in accounts payable and accrued liabilities is $79 million payable to BAM representing the company’s obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to Prime. Refer to Note 14.

Also included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $63 million (2009 - nil). Refer to Note 32.

Consolidated current tax liabilities amount to $202 million (December 31, 2009 - $102 million). Refer to Note 23.

In the fourth quarter of 2010, the company’s residential payables and accrued liabilities were reclassified to liabilities associated with assets held for sale as discussed in Note 16.

NOTE 23: INCOME TAXES
The sources of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Deferred income tax assets
Loss carryforwards	$204	$155	$170
Deferred financing costs	16	24	6
Foreign currency	18	—	16
Other	8	8	4
	246	187	196
Deferred income tax liabilities:
Properties	612	665	751
Foreign currency	—	6	—
Other	—	2	—
	612	673	751
Net deferred income tax liabilities	$366	$486	$555

The sources of deferred tax balances and movements are as follows:

		Recognized in			Reclassified to current liabilities	Reclassified to held for sale
(Millions)	Jan. 1, 2010	Income	Equity	OCI			Dec. 31, 2010
Deferred tax assets related to non-capital losses and capital losses	$155	$107	$(19)	$8	$—	$(47)	$204
Deferred tax liabilities related to difference in tax and book basis, net	(641)	(32)	80	(2)	45	(20)	(570)
Net deferred tax liabilities	$(486)	$75	$61	$6	$45	$(67)	$(366)

		Recognized in
(Millions)	Jan. 1, 2009	Income	Equity	OCI	Dec. 31, 2009
Deferred tax assets related to non-capital losses and capital losses	$170	$(38)	$—	$23	$155
Deferred tax liabilities related to difference in tax and book basis, net	(725)	127	9	(52)	(641)
Net deferred tax liabilities	$(555)	$89	$9	$(29)	$(486)

The company and its Canadian subsidiaries have deferred tax assets of $35 million (December 31, 2009 - $15 million; January 1, 2009 - $47 million) that relate to non-capital losses which expire over the next 20 years and $132 million (December 31, 2009 - $76 million; January 1, 2009 - $72) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $37 million (December 31, 2009 - $64 million; January 1, 2009 - $51 million) that relate to net operating losses which expire over the next 20 years.
In the second quarter of 2010, the company released approximately $41 million of deferred tax liabilities in connection with the reorganization of certain of its Canadian commercial operations, together with non-controlling interests therein, under a newly formed Canadian REIT. In the fourth quarter of 2010, the company released an additional $37 million of deferred tax liabilities in connection with a secondary offering of trust of units in the Canadian REIT. The amount of deferred income tax liabilities released was determined in reference to the non-controlling interests’ share of taxable temporary differences giving rise to such deferred income tax liabilities as the earnings of the Canadian REIT are expected to be taxed at the investor level rather than in the REIT. Accordingly, the release of the deferred income taxes has been credited directly to non-controlling interests in equity. The company continues to recognize a deferred income tax liability in respect of its share of the REIT’s net assets. Refer to Note 24(e) for further details.

During the fourth quarter of 2010, the company reversed approximately $149 million of deferred tax liabilities in connection with the liquidation of a subsidiary within a flow-through joint venture that resulted in the taxable temporary differences related to the properties in the joint venture being substantially eliminated. Also in the fourth quarter of 2010, the company recognized $65 million of a previously suspended capital loss that was recognized upon the reorganization of certain of its Canadian commercial operations and the subsequent sale of an incremental non-controlling interest therein.

The major components of income tax expense (benefit) include the following:

(Millions)	2010	2009
Current tax expense	$69	$28
Deferred tax benefit	(75)	(89)
Total income tax benefit	$(6)	$(61)

(Millions)	2010	2009
Income tax expense (benefit) at the Canadian federal and provincial income tax rate of 31.0% (2009 – 33.0%)	$487	$(154)
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	18	18
Lower income tax rates in other jurisdictions	(244)	98
Increase in tax basis within flow-through joint venture	(149)	—
Tax asset previously not recognized	(65)	—
Foreign exchange gains and losses	(4)	1
Non-taxable portion of capital gains	(12)	—
Change in future Canadian tax rates	—	(25)
Non-controlling interests in income of flow-through entities	(38)	(2)
Other	1	3
Total	$(6)	$(61)

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 18% (2009 – 19%) and the Provincial income tax rate of 13% (2009 – 14%).

The company has approximately $2.0 billion of temporary differences associated with its investments in foreign subsidiaries and joint ventures for which no deferred taxes have been provided on the basis that the company is able to the control the timing of the reversal of such temporary differences and such reversal is not probable in the foreseeable future.

NOTE 24: EQUITY
(a)      Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Dec. 31, 2010	Dec. 31, 2009
Common shares outstanding, beginning of period	501,298,940	391,053,440
Shares issued as a result of exercise of options	1,226,973	523,950
Shares issued as a result of equity offering	—	109,250,000
Dividend reinvestment	184,017	471,550
Common shares outstanding, end of period	502,709,930	501,298,940

Total dividends in the period were $282 million or $0.56 per share. On February 10, 2011, the company declared common share dividends of $0.14 per share to be paid in the first quarter of 2011.

(b)      Accumulated other comprehensive income (loss)
As of December 31, 2010 and 2009, accumulated other comprehensive income (loss) consists of the following amounts:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $23 million (2009 – nil)	$336	$190	$—
Losses on derivatives designated as cash flow hedges, net of taxes of $1 million (December 31, 2009 - $5 million; January 1, 2009 - $5 million)(1)	(10)	(10)	(9)
Accumulated other comprehensive income (loss)	$326	$180	$(9)

(1)	Includes losses of $1 million which will be reclassified to interest expense over the next 12 months

(c)      Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions)	2010	2009
Net income (loss) from continuing operations	$1,577	$(405)
Non-controlling interests(1)	(134)	21
Preferred share dividends	(39)	(7)
Net income (loss) from continuing operations available to common shareholders - basic	1,404	(391)
Dilutive effect of conversion of capital securities – corporate	58	―
Net income (loss) from continuing operations available to common shareholders – diluted	$1,462	$(391)

Net income (loss) attributable to common shareholders	$1,552	$(220)
Preferred share dividends	(39)	(7)
Net income (loss) available to common shareholders - basic	1,513	(227)
Dilutive effect of conversion of capital securities – corporate	58	―
Net income (loss) available to common shareholders – diluted	$1,571	$(227)

Weighted average shares outstanding – basic	501.8	430.7
Unexercised dilutive options	4.4	1.5
Conversion of capital securities – corporate	66.3	―
Weighted average shares outstanding – diluted(2)	572.5	432.2

(1)	Excludes $1 million of non-controlling interest in 2009 related to discontinued operations

(2)
The calculation of diluted per share amounts in 2009 excludes options for 13 million shares and the effects of settling the company’s capital securities – corporate in common shares as their inclusion would be anti-dilutive

(d)      Preferred equity
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A redeemable voting	14,202,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series L	11,500,000	6.75%	259	259	—
Class AAA Series N	11,000,000	6.15%	257	—	—
Class AAA Series P	12,000,000	5.15%	287	—	—
Total			$848	$304	$45

During the first quarter of 2010, the company issued 11 million Class AAA Series N preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $5 million. Holders of Series N shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series O preferred shares receiving floating rate cumulative preferred cash dividends on June 30, 2016 and on June 30 every five years thereafter.

During the fourth quarter of 2010, the company issued 12 million Class AAA Series P preferred shares at C$25 per share for cash proceeds of C$300 million. The proceeds from the share issuance were approximately $287 million, net of share issuance costs of $6 million. Holders of Series P shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series Q preferred shares receiving floating rate cumulative preferred cash dividends on March 31, 2017 and on March 31 every five years thereafter.

Holders of Series L shares received fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series M preferred shares receiving floating rate cumulative preferred cash dividends on September 30, 2014 and on September 30 every five years thereafter.
Holders of the Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.

The company may redeem the outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

(e)      Non-controlling interests
Non-controlling interests consist of the following:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Preferred equity – subsidiaries	$382	$363	$313
Other non-controlling interests	957	469	223
Total	$1,339	$832	$536

Preferred equity - subsidiaries
Subsidiaries’ preferred shares outstanding total $382 million (December 31, 2009 - $363 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
BPO Properties	1,805,489	Series G	70% of bank prime	$45	$43	$37
	3,816,527	Series J	70% of bank prime	96	91	78
	300	Series K	30-day BA + 0.4%	150	142	124
	2,847,711	Series M	70% of bank prime	71	68	58
	800,000	Series N	30-day BA + 0.4%	20	19	16
Total				$382	$363	$313

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

Other non-controlling interests
Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Common shares of BPO Properties Ltd.(1)	—	$—	$133	$144
Units of Brookfield Office Properties Canada(1)	16.7%	471	—	—
UCAR joint venture(2)	—	—	9	10
Limited partnership units of Brookfield Financial Properties LP	0.6%	32	27	26
Units of Brookfield Prime Property Fund(3,4)	31.6%	79	—	—
		582	169	180
Non-controlling interests – fund subsidiaries(5)		375	300	43
Total		$957	$469	$223

(1	) Canadian dollar denominated

(2)	50% joint venture with Carma Inc. to develop residential building lots which was dissolved in the first quarter of 2010

(3)	During the third quarter of 2010, the company obtained a controlling 68.4% economic interest in the Brookfield Prime Property Fund. Refer to Note 5

(4)	Australian dollar denominated

(5)	Represents equity contributions by investors in the Brookfield led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

During the second quarter of 2010, the company’s principal Canadian commercial subsidiary, BPO Properties Ltd. (“BPO Properties”), reorganized certain of its assets under a newly formed REIT, Brookfield Office Properties Canada (“BOX”). In addition, the company transferred its wholly owned interest in Brookfield Place in Toronto into BOX for cash consideration, the assumption of debt and the issuance of Class B units in Brookfield Office Properties Canada LP, a partnership that holds the direct interests in BOX’s properties. In connection with this reorganization, the non-controlling interests in BPO Properties were exchanged for a non-controlling interest in BOX and the company’s effective ownership interest in the net assets of BPO Properties that were not transferred to BOX increased to 100%. As the transaction did not result in a loss of control of either the assets contributed to BOX or Brookfield Place, any differences between the consideration exchanged among the company, BPO Properties and the non-controlling interest holders in BPO Properties, and the carrying amount of the net assets transferred have been recorded directly in equity, including any related tax effects.

In the fourth quarter of 2010, the company sold 6,820,000 trust units of BOX at C$22.00 per unit, for gross proceeds of C$150,040,000. Following this transaction, the company owns approximately 83.3% of the outstanding trust units of BOX. The company recognized a loss on issuance of non-controlling interests of $31 million in retained earnings, representing the excess of the net assets associated with the trust units sold over the proceeds from the sale, net of transaction costs and including any related tax effects.

NOTE 25: REVENUE AND NET OPERATING INCOME
(a)      Revenue
The components of revenue are as follows:

(Millions)	2010	2009
Revenue from commercial property operations	$1,224	$1,141
Interest and other income(1)	102	15
Total	$1,326	$1,156

(1)	Excludes foreign exchange gains and losses associated with translation of the company’s net foreign currency denominated monetary assets

(b)      Commercial property operations
The company’s commercial property net operating income from continuing operations is as follows:

(Millions)	2010	2009
Revenue	$1,224	$1,141
Property operating costs	(495)	(451)
Commercial property net operating income	$729	$690

The company leases commercial properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years.

The company also earns fee revenue for property management, leasing and third party service fees. Fee revenue included in revenue from commercial property operations was $58 million for the year ended December 31, 2010 (2009 - $50 million).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Not later than 1 year	$892	$740
Later than 1 year and not longer than 5 years	2,995	2,415
Later than 5 years	3,745	3,460
Total	$7,632	$6,615

Property operating costs for the year ended December 31, 2010 includes $21 million (2009 - $22 million) representing rent expense associated with operating leases for land on which certain of the company’s commercial properties are situated. The company does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Not later than 1 year	$22	$22
Later than 1 year and not longer than 5 years	81	85
Later than 5 years	1,093	1,110
Total	$1,196	$1,217

(c)      Interest and other income
The components of interest and other income are as follows:

(Millions)	2010	2009
Interest income on loans receivable from BAM(1)	$45	$3
Interest income on participating loan interests	5	—
Foreign exchange gains	8	23
Fund incentive fees	34	—
Other interest income	14	2
Other income	4	10
Total	$110	$38

(1)	Consists primarily of interest earned on cash collateralized total return swaps with BAM. Refer to Note 13(c)

The fund incentive fees of $34 million consist of a $32 million fee earned from the company’s partners in the Canadian Office Fund and a $2 million fee realized in connection with an investment in the Real Estate Turnaround Program in the second quarter. The Canadian Office Fund incentive fee was earned as a result of the cumulative returns on a portfolio of properties that were not considered core assets of the Fund exceeding a specified threshold. The portfolio, with the exception of one property, was sold during the five year period ended November 30, 2010.

NOTE 26: GAINS (LOSSES) AND OTHER ITEMS
In the fourth quarter of 2010, the company sold Enbridge Tower and Canadian Western Bank in Edmonton for a loss of $1 million. The loss is related to the selling costs associated with the sale.

In the fourth quarter of 2009, the company sold One Bethesda and 1625 Eye Street in Washington, D.C. for a loss of $6 million. The loss is related to the selling costs associated with the sale.

In April 2009, the company recognized a $133 million bargain purchase gain, net of transaction costs of $5 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally representing the excess of the fair value of the interest in the venture that the company received under the reorganization over the deemed cost, which was the carrying amount of the company’s pre-existing investment in a subsidiary of the venture. Refer to Note 3(c)(iii) and Note 7 for further details.

Also during the second quarter of 2009, the company realized a $3 million foreign exchange loss resulting from a partial return of its net investment in a subsidiary whose functional currency is the Canadian dollar.

NOTE 27: FAIR VALUE GAINS (LOSSES)
The components of fair value gains (losses) are as follows:

(Millions)	2010	2009
Investment properties
Commercial properties	$703	$(414)
Development properties	(57)	(77)
	646	(491)
Financial instruments
Participating loan interests	19	―
Loans receivable	21	―
U.S. Office Fund option and true-up liability	(23)	137
Other financial instruments designated as FVTPL	(22)	―
	(5)	137
Total	$641	$(354)

NOTE 28: SHARE OF NET EARNINGS (LOSSES) OF EQUITY ACCOUNTED INVESTMENTS
The components of net earnings (losses) of equity accounted investments are as follows:

(Millions)	2010	2009
U.S. Office Fund	$366	$(522)
Other jointly controlled entities	203	28
Associates	35	4
Total	$604	$(490)

NOTE 29: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2010, the company granted 3,282,000 stock options (2009 - 6,241,505), under the Share Option Plan with a weighted average exercise price of $13.03 per share (2009 - $6.49 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 22, 2010. At the grant date, the options each had a weighted average fair value of $1.68 (2009 - $0.28) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2009 - 30%), a weighted average dividend yield of 5.0% (2009 – 5.0%) and a risk free interest rate of 2.5% (2009 – 2.3%). The resulting total compensation of $6 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2010 under the company’s share option plan:

Issue Date	Expiry Date	Number of Shares	Weighted Average Exercise Price
2002	2012	701,451	$8.80
2003	2013	859,435	9.09
2004	2014	1,391,420	13.97
2005	2015	818,150	17.41
2006	2016	818,058	20.92
2007	2017	1,491,412	31.66
2008	2018	2,100,882	19.13
2009	2019	5,895,661	6.58
2010	2020	3,282,000	13.21
Total		17,358,469	$13.50

The change in the number of options during 2010 and 2009 is as follows:

	2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	15,348,765	$13.00	9,793,216	$16.29
Granted	3,282,000	13.03	6,241,505	6.17
Exercised	(1,226,973)	8.33	(523,957)	(5.91)
Expired / Forfeited	(45,323)	11.94	(161,999)	(12.23)
Outstanding, end of year	17,358,469	13.50	15,348,765	13.00
Exercisable at end of year	7,168,002	$15.67	6,095,395	$14.63

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors’ fees in the form of DSUs. The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

At December 31, 2010, the company had a total of 1,226,942 deferred share units outstanding (December 31, 2009 – 1,174,748) of which 1,226,942 were vested (December 31, 2009 – 1,171,951).

Employee compensation expense related to the stock option and the deferred share unit plans for the year ended December 31, 2010 was $6 million (2009 - $6 million).

NOTE 30: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

(a) Guarantees and Contingencies
As of December 31, 2010, the company had commitments totaling C$2 million to third parties for the re-cladding and re-positioning of First Canadian Place in Toronto. The company also had commitments totaling GBP$16 million to a third party for the development or redevelopment of space at 100 Bishopsgate in London.

In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2010, these guarantees amounted to $88 million, which have not been recognized in the consolidated financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the lives of the projects, which range from two to 11 years. The value of the guarantees is reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.

During the year, the company has provided other guarantees which amounted to $18 million as at December 31, 2010 that have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado residential communities. The terms of the guarantees span the lives of the projects, which range from two to 11 years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The company does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain.

(b) Other
United States
The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The all risk policy limit is $1.5 billion per occurrence. The earthquake limit is $300 million per occurrence and in the annual aggregate for its California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to the company’s U.S. properties (including the U.S. Office Fund), in October 2008, the company formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 the company formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2011, the company expects Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.

Canada
The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The all risk policy limit is C$1.5 billion per occurrence. The earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to the company’s Canadian properties, the company purchases an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia
The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). The all risk policy limit is A$700 million per occurrence. The earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by the company’s partners, all risk property insurance and rental value coverage is provided with limits that the company believes are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

NOTE 31: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2010, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 7.95%.

The following schedule details the components of the company’s capital as at December 31, 2010 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Liabilities
Commercial property debt	5.90%	5.94%	$7,426	$5,307
Capital securities – corporate	5.43%	5.42%	1,038	1,009
Shareholders’ equity
Preferred equity - corporate	4.11%	6.20%	848	304
Common equity(2)	12.00%	12.00%	8,813	6,076
Other equity
Preferred equity - subsidiaries	1.52%	4.83%	382	363
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	375	300
Non-controlling interests – other subsidiaries(4)	12.00%	12.00%	582	169
Total(5)	7.95%	7.95%	$19,464	$13,528

(1)	As a percentage of average book value unless otherwise noted

(2)	Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield’s common shares

(3	)Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This execution reduces the company’s equity requirement and enhances its equity returns when financing certain commercial properties. The company currently has a level of indebtedness of 50% of fair value of its commercial properties. This level of indebtedness is considered by the company to be within its target.

Capital securities – corporate, Preferred equity – corporate and Preferred equity – subsidiaries. These represent sources of low-cost capital to the company, without dilution to the common equity base.

Non-controlling interest – fund subsidiaries – The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios.  Non-controlling interest – fund subsidiaries represents investments by partners in consolidated fund subsidiaries.

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. No amount was drawn on the credit facilities as at December 31, 2010.

The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The company also generates liquidity by accessing capital markets on an opportunistic basis. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses.

The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from disposition of residential business;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2010, the average term to maturity of the company’s commercial property debt was five years, compared to its average lease term of seven years.

The following table presents the contractual maturities of the company’s financial liabilities at December 31, 2010:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years
Commercial property debt(1)(2)	$8,978	$2,273	$2,763	$1,155	$2,787
Capital securities - corporate(2)	1,248	237	285	569	157
Residential development debt(3)	489	126	362	1	―
Other non-current financial liabilities	105	12	―	―	93
Equity installment payable(4)	79	79	―	―	―

(1)	Includes $165 million of debt associated with assets held for sale

(2)	Includes repayment of principal and interest

(3)	Debt associated with assets held for sale

(4)	Represents the company’s obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to Prime

NOTE 32: FINANCIAL INSTRUMENTS
(a)      Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the deferred share unit plan (refer to Note 29).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details on derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2010 and December 31, 2009:

	Hedging Item	Notional (Millions)	Rate	Maturity	Fair Value	Hedged Item
December 31, 2010	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Bond forward	C$60	2.5%	2011	(C$2)	Interest payments on forecasted debt
	Interest rate swap	A$126	5.0%	2011	nil	Interest payments on BBSY debt
	Interest rate swap	A$131	5.0%	2012	$1	Interest payments on BBSW/BBSY debt
	Interest rate swap	$100	0.8%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap	$150	1.2%	2013	nil	Interest payments on LIBOR debt
	Interest rate swap	$25	3.5%	2021	nil	Interest payments on LIBOR debt
December 31, 2009	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is 11 years (2009 – nine years) as the hedged interest payments occur.

At December 31, 2010 and December 31, 2009, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details on derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
Dec. 31, 2010	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
Dec. 31, 2010	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment
Dec. 31, 2009	—	—	—	—	—	—	—

In addition, as of December 31, 2010, the company had designated C$950 million (December 31, 2009 – C$950 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

Other derivatives
The following table provides details on other derivatives outstanding as at December 31, 2010:

	Derivative Type	Notional (Millions)	Rate	Maturity	Fair Value	Fair Value Gain/(Loss)	Classification of Gain/Loss
December 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains (losses)
	Forward rate swaps	A$470	5.7%	2011	(A$1)	$1	Fair value gains (losses)
	Interest rate swaptions	A$431	5.9%	2011	nil	$11	Fair value gains (losses)
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains (losses)
	Total return swap(1)				($19)	$6	General and administrative expense
December 31, 2009	Interest rate swap	$1,000	1.4%	2011	($7)	($16)	Fair value gains (losses)

(1)	Relates to the total return swap on the company’s share in connection with the Deferred Share Unit Plan

(b)      Fair value of financial instruments
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. The carrying value and fair values of the company’s financial instruments are summarized in the following table:

			Dec. 31, 2010				Dec. 31, 2009		Jan. 1, 2009
			Loans & Receivables
	FVTPL	AFS	Other Liabilities		Total		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value	Value	Value
Financial assets
Participating loan interests	$19	―	$392	$392	$411	$411	―	―	―	―
Non-current financial assets
Equity securities designated as AFS	―	106	―	―	106	106	102	102	―	―
Derivative assets	310	―	―	―	310	310	346	346	―	―
Loans receivable	―	―	639	606	606	639	135	135	―	―
Receivables and other assets
Accounts receivable	―	―	201	201	201	201	197	197	212	212
Loan receivable from affiliate	―	―	49	49	49	49	648	648	―	―
Equity installment receivable	―	―	115	115	115	115	―	―	―	―
Residential receivables	―	―	―	―	―	―	343	343	241	241
Restricted cash and deposits	―	―	42	42	42	42	39	39	64	64
Cash and equivalents	―	―	142	142	142	142	104	104	109	109
	$329	$106	$1,580	$1,547	$1,982	$2,015	$1,914	$1,914	$626	$626
Financial liabilities
Commercial property debt(1)	$54	―	$7,511	$7,372	$7,426	$7,565	$5,307	$5,188	$6,228	$6,304
Residential development debt(2)	―	―	489	489	489	489	177	177	434	434
Capital securities – corporate	―	―	1,067	1,038	1,038	1,067	1,009	1,009	882	882
Capital securities – fund subsidiaries	―	―	―	―	―	―	―	―	265	265
Other non-current financial liabilities
Loan payable	―	―	93	93	93	93	92	92	―	―
Other non-current financial liabilities	45	―	(33)	(33)	12	12	25	25	―	―
Accounts payable and accrued liabilities	―	―	659	659	659	659	468	468	484	484
	$99	―	$9,786	$9,618	$9,717	$9,885	$7,078	$6,959	$8,293	$8,369

(1)	Includes $165 million of debt associated with assets held for sale

(2	)Debt associated with assets held for sale

(c)      Fair value hierarchy
The company values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2010			Dec. 31, 2009			Jan. 1, 2009
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Participating loan interests – embedded derivative	―	―	$ 19	—	—	—	—	—	—
Non-current financial assets
Equity securities designated as AFS	―	―	106	—	$ 92	$ 10	—	—	—
Derivative assets	―	―	310	—	—	346	—	—	—
Loans receivable	―	―	―	—	135	—	—	—	—
Financial liabilities
Commercial property debt	―	―	54	—	—	54	—	—	49
Other non-current financial liabilities	―	―	45	—	—	50	—	—	—

(d)      Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense from continuing operations of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)	Dec. 31, 2010
Corporate revolver	$	―
Credit facility from BAM		―
BAM bridge loan		4
Variable rate commercial property debt		22
Fixed rate commercial property debt due within one year		3
Total		$29

In addition, the company has variable rate debt included within its equity accounted investments which could result in a change in interest expense at ownership of $9 million based on a 100 basis point change in rates.

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk
The company is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar assets of approximately C$1.0 billion comprised of the company’s investment in foreign subsidiaries of approximately C$1.2 billion and net monetary liabilities of approximately C$200 million. At December 31, 2010, a 10% change in the U.S. to Canadian dollar exchange rate on the company’s investment in Canadian subsidiaries would have impacted other comprehensive income by approximately $108 million and a similar change in translation of the company’s net monetary liabilities would have impacted net income by approximately $27 million, on a pre-tax basis.

In the first quarter of 2010, the company established a holding company to hold investments in commercial and development properties in London, United Kingdom. As a result of its investment in the United Kingdom, the company is subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. The currency risk on these British pound denominated investments has been hedged with foreign currency forward contracts. Before taking into consideration the effect of hedges, a 10% change in the U.S. dollar to British pound exchange rate would have impacted other comprehensive income by approximately $7 million.

In the third quarter of 2010, the company invested in 18 properties in Australia through an entity that has the Australian dollar as its functional currency. The company is exposed to foreign currency risk on net Australian dollar assets of A$1.6 billion comprised of the company’s investment in the foreign subsidiary. At December 31, 2010, a 10% change in the U.S. to Australian dollar exchange rate on the company’s investment in its Australian subsidiary would have impacted other comprehensive income by approximately $146 million.

Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,128,837 of the company’s common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.

(e)      Credit risk
The company's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in participating loan interests, other non-current financial assets, receivables and other, restricted cash and deposits and cash and cash equivalents. The company also has indirect exposure to credit risk within its equity accounted investments, including $10 million of receivables and other through its investment in the U.S. Office Fund and other jointly controlled entities. Further, as discussed in Note 5, the company has exposure to the credit risk of certain subsidiaries of BAM as certain properties included in the company’s consolidated financial statements are pledged as collateral against cross-collateralized financing pools. This credit risk is limited to the carrying amount of the pledged assets of $1.4 billion.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on secured loans and other receivables in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.

The company manages credit risk on financial assets with related parties by entering into such transactions under normal commercial terms and, in certain instances, by obtaining guarantees from its parent or other credit-worthy subsidiaries of its parent.

Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.

NOTE 33: RELATED PARTIES
The company, from time to time, enters into related party transactions and arrangements with BAM and certain of its direct and indirect subsidiaries, jointly controlled entities and associates. Details of transactions and balances between the company and related parties are discussed below.

Loans and other amounts due to/from related parties
In the third quarter of 2010, the company entered into an arrangement with BAM through which it obtained an economic interest in 18 properties in Australia owned by another BAM subsidiary (refer to Note 5). As part of this transaction, the company entered into a subordinated bridge acquisition facility with BAM for $560 million which has a balance of $428 million at December 31, 2010. As of December 31, 2010, the company also has variable rate property level debt payable to another BAM subsidiary of $401 million that is due in May 2013. Upon close of the transaction, the company recognized a payable to BAM for $60 million, due to movements in the Australian dollar to US dollar exchange rate from the date of commitment to the closing of the transaction, which was repaid in the fourth quarter of 2010. Interest expense associated with these facilities was $13 million (2009 – nil).

The company has a $300 million credit facility with BAM, the company’s parent. At December 31, 2010, the balance drawn on this facility was nil (December 31, 2009 – nil). Interest expense related to this indebtedness was nil for the year ended December 31, 2010 (2009 – $1 million). Additionally, the company had approximately $15 million (December 31, 2009 – $15 million) of other indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness was nil for the year ended December 31, 2010 (2009 – nil). The company also had an unsecured balance on deposit with BAM, which has a balance of nil as of December 31, 2010 (December 31, 2009 – $648 million) and earned interest at a rate of LIBOR plus 42.5 basis points. Interest income related to this loan totaled $3 million for the year ended December 31, 2010 (2009 – $2 million).

The company has a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2011. Interest income earned on this loan was $1 million for the year ended December 31, 2010 (2009 –nil).

BAM owns $200 million of the company’s Class AAA Series E capital securities, with the company having an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

See Note 13(c) for information on total return swaps entered into with BAM in connection with certain debt securities secured by a portfolio of commercial properties.

Derivative transactions
In the first quarter of 2010, the company entered into an option agreement with its parent under which a certain equity security could be sold to BAM for a price based on the company’s cost at anytime. This contract was settled on September 30, 2010 and $3 million of income was recognized.

In connection with the company’s commitment to invest in the Australian portfolio in the third quarter of 2010, the company entered into a forward contract with BAM to purchase A$560 million fixed at $0.90/A$. Upon close of the transaction on September 27, 2010, this contract was settled for a gain of $34 million. Refer to Note 32(a), foreign currency hedging.

Transactions with related parties
Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2010 (2009 - $2 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with BAM and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

Property management fees include management fees received from subsidiaries of the company’s parent, BAM, of $5 million for the year ended December 31, 2010 (2009 - nil).

The general partner of Brookfield TBird Holdings LP, which is responsible for the management and conduct of the LP, is a wholly-owned subsidiary of BAM. Under the terms of an agreement with the general partner, the company was assigned $2 million of the general partner’s return from the LP.

Compensation of key management personnel
The renumeration of directors and other key management personnel during the years ended December 31, 2010 and 2009 was as follows:

(Millions)	2010	2009
Salaries, incentives and short-term benefits	$11	$7
Post-employment benefits	—	—
Share-based payments	3	3
	$14	$10

The renumeration of directors and key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

NOTE 34: OTHER INFORMATION
(a) Supplemental cashflow information

(Millions)	2010	2009
Acquisitions of real estate	$474	$—
Mortgages and other balances assumed on acquisition	(37)	—
Net acquisitions	$437	$—
Dispositions of real estate	$42	$69
Mortgages and other balances assumed by purchasers	(21)	(53)
Net dispositions	$21	$16
Cash taxes paid	$25	$34
Cash interest paid (excluding dividends on capital securities)	$371	$352

(b) In the second quarter of 2010, the company acquired an interest in loan receivables of $367 million through a cash collateralized total return swap (refer to Note 13(c)) in exchange for a reduction of loans receivable from affiliate of a corresponding amount.

(c) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of, the parent or other subsidiaries, respectively.

(d) During the year ended December 31, 2010, interest expense included $6 million (2009 - $7 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

(e) Included in cash and cash equivalents is nil of short-term deposits at December 31, 2010 (December 31, 2009 – $3 million).

NOTE 35: SUBSEQUENT EVENTS
In October 2010, the company announced a definitive agreement to sell the company’s residential land division to a subsidiary of BAM for aggregate proceeds of approximately $1.2 billion in a transaction expected to be completed in the first half of 2011. Refer to Note 16.

NOTE 36: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States, Canada, and Australia within the commercial property business and the residential development business. In the first quarter of 2010, Brookfield established a holding company in the United Kingdom and made investments in that market. The company’s United Kingdom investment is currently managed out of its U.S. platform and has been included as such until a platform is established in the United Kingdom. The following summary presents segmented financial information for the company’s principal areas of business:

Commercial								Residential
United States			Canada		Australia			Development				Total
Dec. 31,		Dec. 31,	Dec 31,	Dec. 31,	Dec. 31,	Dec. 31,		Dec. 31,		Dec. 31,		Dec. 31,	Dec. 31,
(Millions)	2010	2009	2010	2009	2010		2009		2010	2009		2010	2009
Assets
Non-current assets
Investment properties
Commercial properties	$6,801	$5,798	$4,180	$3,726	$1,761	$	―	$	―	$	―	$12,742	$9,524
Development properties	322	322	131	147	597		―		―		―	1,050	469
Equity accounted investments and participating loan interests
U.S. Office Fund	1,285	934	―	―	―		―		―		―	1,285	934
Other jointly controlled entities	957	891	4	9	282		―		―		―	1,243	900
Associates	―	―	18	15	―		―		―		―	18	15
Participating loan interests	―	―	―	―	411		―		―		―	411	―
Residential development inventories	―	―	―	―	―		―		―		797	―	797
Other non-current financial assets	920	583	―	―	102		―		―		―	1,022	583
	10,285	8,528	4,333	3,897	3,153		―		―		797	17,771	13,222
Current assets
Residential development inventories	―	―	―	―	―		―		―		438	―	438
Receivables and other	311	781	132	220	131		―		―		343	574	1,344
Restricted cash and deposits	30	37	1	1	11		―		―		1	42	39
Cash and cash equivalents	53	33	61	62	28		―		―		9	142	104
	394	851	194	283	170		―		―		791	758	1,925
Assets related to assets held for sale	351	312	―	―	―		―		1,540		―	1,891	312
Total Assets	$11,030	$9,691	$4,527	$4,180	$3,323	$	―		$1,540		$1,588	$20,420	$15,459

Liabilities
Non-current liabilities
Commercial property debt	$3,489	$3,347	$1,145	$1,178	$705	$	―	$	―	$	―	$5,339	$4,525
Residential development debt	―	―	―	―	―		―		―		19	―	19
Capital securities – corporate	108	107	930	902	―		―		―		―	1,038	1,009
Deferred tax liabilities	119	204	228	375	19		―		―		(93)	366	486
Other non-current financial liabilities	105	117	―	―	―		―		―		―	105	117
Other non-current liabilities	172	172	―	―	―		―		―		―	172	172
	3,993	3,947	2,303	2,455	724		―		―		(74)	7,020	6,328
Current liabilities
Commercial property debt	701	188	527	438	694		―		―		―	1,922	626
Residential development debt	―	―	―	―	―		―		―		158	―	158
Accounts payable and other liabilities	323	219	145	101	191		―		―		148	659	468
	1,024	407	672	539	885		―		―		306	2,581	1,252
Liabilities related to assets held for sale	173	174	―	―	―		―		576		―	749	174
Total Liabilities	$5,190	$4,528	$2,975	$2,994	$1,609	$	―		$576		$232	$10,350	$7,754

The investment property values in the United States, Canada and Australia at December 31, 2010 were $7,123 million, $4,311 million and $2,358 million, respectively (2009 - $6,120 million, $3,873 million and nil, respectively).

The following summary presents segmented financial information for the company’s principal areas of business for the year ended December 31:

Commercial											Residential
United States				Canada				Australia			Development				Total
(Millions)	2010		2009		2010		2009	2010		2009		2010	2009		2010	2009
Commercial property revenue	$687		$744		$495		$397	$42	$	―	$	―	$	―	$1,224		$1,141
Commercial property operating costs	273		286		214		165	8		―		―		―	495		451
	414		458		281		232	34		―		―		―	729		690
Interest and other income	72		31		32		7	6		―		―		―	110		38
Net operating income from continuing operations	486		489		313		239	40		―		―		―	839		728
Interest expense
Commercial property debt	227		244		78		57	17		―		―		―	322		301
Capital securities – corporate	8		8		50		45	―		―		―		―	58		53
General and administrative expense	69		68		51		43	3		―		―		―	123		111
Depreciation	6		6		3		3	―		―		―		―	9		9
Income from continuing operations before gains (losses) and other items, fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	176		163		131		91	20		―		―		―	327		254
Gains (losses) and other items	―		124		(1)		―	―		―		―		―	(1)		124
Fair value gains (losses)	396		(6)		173		(348)	72		―		―		―	641		(354)
Share of net earnings (losses) from equity
accounted investments	591		(487)		5		(3)	8		―		―		―	604		(490)
Income (loss) before income taxes	1,163		(206)		308		(260)	100		―		―		―	1,571		(466)
Income tax expense (benefit)	(72)		3		37		(64)	29		―		―		―	(6)		(61)
Income (loss) from continuing operations	1,235		(209)		271		(196)	71		―		―		―	1,577		(405)
Income (loss) from discontinued operations	17		22		―		―	―		―		92		141	109		163
Net income (loss)	1,252		(187)		271		(196)	71		―		92		141	1,686		(242)
Net income (loss) attributable to non-controlling interests – fund subsidiaries	75		(10)		―		―	―		―		―		―	75		(10)
Net income (loss) attributable to non-controlling interests – other subsidiaries	4		―		49		(11)	6		―		―		(1)	59		(12)
Net income (loss) attributable to common shareholders	$1,173		$(177)		$222		$(185)	$65	$			$92		$142	$1,552		$(220)
Investment in commercial properties	$516	$	―	$	―	$	―	$1,618	$	―	$	―	$	―	$2,134	$	―
Investment in development properties	―		―		―		―	492		―		―		―	492		―
Investment in equity accounted investments	74		―		―		―	282		―		―		―	356		―
Investment in participating loan interests	―		―		―		―	411		―		―		―	411		―
Capital expenditures – commercial properties	43		40		32		18	―		―		―		―	75		58
Capital expenditures – development properties	33		22		16		114	60		―		―		―	109		136

Total revenues earned in the United States, Canada and Australia for the year ended December 31, 2010 were $687 million, $495 million and $42 million, respectively (2009 - $744 million, $397 million and nil, respectively).

NOTE 37: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorized for issue on February 10, 2011.